FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 27, 2016	By ……/s/…………… Eiji Shimizu ………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2016

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2016

July 26, 2016

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2016	Three months ended June 30, 2015	Change(%)		Three months ended June 30, 2016
Net sales	¥860,246	¥974,406	-	11.7	$8,351,903
Operating profit	68,596	104,712	-	34.5	665,981
Income before income taxes	80,992	103,235	-	21.5	786,330
Net income attributable to Canon Inc.	¥53,448	¥68,195	-	21.6	$518,913

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥48.94	¥62.45	-	21.6	$0.48
- Diluted	48.94	62.44	-	21.6	0.48

CONSOLIDATED RESULTS FOR THE FIRST HALF

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months ended June 30, 2016	Six months ended June 30, 2015	Change(%)		Six months ended June 30, 2016	Year ending December 31, 2016	Change(%)

Net sales	¥1,657,476	¥1,831,851	-	9.5	$16,092,000	¥3,520,000	-	7.4
Operating profit	108,683	170,909	-	36.4	1,055,175	265,000	-	25.4
Income before income taxes	126,753	164,516	-	23.0	1,230,612	280,000	-	19.4
Net income attributable to Canon Inc.	¥81,439	¥102,125	-	20.3	$790,670	¥180,000	-	18.3

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥74.57	¥93.52	-	20.3	$0.72	¥164.82	-	18.3
- Diluted	74.57	93.52	-	20.3	0.72	-		-

	Actual
	As of June 30, 2016	As of December 31, 2015	Change(%)		As of June 30, 2016

Total assets	¥4,614,823	¥4,427,773	+	4.2	$44,804,107

Canon Inc. stockholders’ equity	¥2,703,453	¥2,966,415	-	8.9	$26,247,117

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY103=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2016, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2016 Second Quarter in Review

Looking back at the global economy in the second quarter of 2016, the U.S. economy continued recovering smoothly as consumer spending and employment conditions improved. In Europe, the economy recovered moderately centered on Germany. In contrast, the Chinese economy continued its deceleration and the economies of emerging countries, including those of Southeast Asia and Russia, remained stagnant owing to the depreciation of local currencies. In Japan, corporate capital investments showed signs of recovery and employment conditions continued to improve. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as for the previous year, while the market for laser printers shrunk mainly in emerging countries. As for cameras, although demand for interchangeable-lens digital cameras continued to gradually recover in developed countries, sales volumes of digital compact cameras declined in all regions due to the increasing popularity of smartphones. Additionally, demand for inkjet printers continued to decline in all regions. Within the Industry and Others sector, however, demand for lithography equipment used in the production of flat panel displays (FPDs) and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth thanks to active capital investment by panel manufacturers.

The average value of the yen during the second quarter was ¥108.08 against the U.S. dollar, a year-on-year appreciation of approximately ¥13, and ¥121.94 against the euro, a year-on-year appreciation of approximately ¥13, which had a negative impact on net sales of ¥75.8 billion and on operating profit of ¥30.2 billion. As for the first half of the year, the average value of the yen was ¥111.28 against the U.S. dollar, a year-on-year appreciation of approximately ¥9, and ¥124.33 against the euro, a year-on-year appreciation of approximately ¥10, which had a negative impact on net sales of ¥106.8 billion and on operating profit of ¥43.5 billion.

During the second quarter, although office MFDs enjoyed solid demand, mainly for color models, total sales volume of laser printers declined due to the contraction of the market. Demand for interchangeable-lens digital cameras remained firm in the U.S. and Western European nations with unit sales remaining essentially unchanged from the same period of the previous year. As for digital compact cameras, unit sales declined in all regions compared with the previous year. Looking at inkjet printers, despite the shrinking market, sales volume remained at approximately the same level as for the previous year thanks to such factors as expanded sales of models equipped with large-capacity ink tanks for emerging countries. Also, sales of industrial equipment increased, particularly systems used in the production of FPDs and OLED displays. Consequently, along with the negative impact of the appreciation of the yen, second-quarter net sales decreased 11.7% year on year to ¥860.2 billion. Net sales for the six months ended June 30, 2016 totaled ¥1,657.5 billion, a year-on-year decrease of 9.5%. The gross profit ratio decreased by 1.4 points year on year to 50.3% due to the negative effect of the yen’s appreciation. Despite a reduction in operating expenses of 8.8% year on year thanks to Group-wide efforts to reduce spending, second-quarter operating profit decreased by 34.5% to ¥68.6 billion. Other income (deductions) increased by ¥13.9 billion due to foreign currency exchange gains while income before income taxes decreased by 21.5% year on year to ¥81.0 billion and net income attributable to Canon Inc. decreased by 21.6% to ¥53.4 billion. Operating profit for the first half of the year decreased by 36.4% to ¥108.7 billion while income before income taxes decreased by 23.0% to ¥126.8 billion and first-half net income attributable to Canon Inc. decreased by 20.3% to ¥81.4 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥48.94 for the second quarter, a year-on-year decrease of ¥13.51, and ¥74.57 for the first half, a year-on-year decrease of ¥18.95.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, beginning with the Office Business Unit, unit sales for office MFDs overall increased from the same period of the previous year thanks to strong sales of color models led by small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models that were launched in the previous year, and the imagePRESS C10000VP series, which targets the production market. Among high-speed continuous-feed printers and wide-format printers, the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, has been steadily receiving orders. As for laser printers, although sales continued to decrease significantly from the first quarter of 2016 due to the impact of economic stagnation in emerging countries, in order to ensure profitability, Canon shifted its sales strategy from a focus on expanding sales volume of low-end models to expanding sales of high-added-value models mainly in developed countries. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥456.4 billion, a year-on-year decrease of 15.0%, while operating profit totaled ¥47.6 billion, a year-on-year decrease of 40.0%. Sales for the combined first six months of the year totaled ¥910.7 billion, a year-on-year decrease of 14.6%, while operating profit totaled ¥92.3 billion, a year-on-year decline of 38.9%.

Within the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras remained at around the same level as the previous year owing to healthy demand for the professional-model EOS-1D X Mark II and advanced-amateur-model EOS 80D digital SLR cameras, which were launched this year, and an increase in sales volume in Japan and other Asian markets of the EOS M3 and M10 compact-system cameras, which were released the previous year. As for digital compact cameras, although sales volume declined amid the ongoing contraction of the market, high-added-value models that deliver high image quality, such as PowerShot G-series cameras, enjoyed solid demand. As for inkjet printers, unit sales remained at approximately the same level thanks to strong demand for models equipped with large-capacity ink tanks targeting emerging countries, which were launched in the previous year, and for the new imagePROGRAF PRO-1000 professional-model A2 photo printer. As a result of these factors, along with the negative effect of unfavorable currency exchange rates, sales for the business unit decreased by 13.5% to ¥287.5 billion, while operating profit totaled ¥43.2 billion, a year-on-year decline of 14.4%. Sales for the combined first six months of the year totaled ¥522.4 billion, a year-on-year decrease of 12.2%, while operating profit totaled ¥62.8 billion, declining 21.1% year on year.

In the Industry and Others Business Unit, although unit sales of semiconductor lithography equipment decreased from the same period of the previous year, orders continued to hold firm. As for FPD lithography equipment, unit sales increased amid sales growth for systems used in the fabrication of large-size panels. Also, sales of manufacturing equipment for OLED displays, which is sold by Canon Tokki, increased amid brisk capital investment by panel manufacturers. As for network cameras, Axis, which was newly consolidated in the second quarter of the previous year, posted healthy sales growth. Consequently, sales for the business unit increased 5.8% year on year to ¥138.0 billion while operating profit increased by ¥3.6 billion to ¥0.5 billion. Sales for the combined first six months of the year totaled ¥268.1 billion, a year-on-year increase of 22.1%. As for operating profit, despite an improvement of ¥10.8 billion compared with the previous year, the business unit was in the red by ¥0.1 billion owing to upfront investment in next-generation technologies and new businesses.

Cash Flow

During the first half of 2016, cash flow from operating activities totaled ¥241.2 billion, an increase of ¥16.5 billion compared with the previous year owing to improvements in working capital, such as trade receivables. Cash flow from investing activities increased ¥470.1 billion year on year to ¥776.1 billion due to the payment for the right to acquire all of the ordinary shares of Toshiba Medical Systems Corporation (TMSC). Accordingly, free cash flow totaled negative ¥534.9 billion, a decrease of ¥453.6 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded proceeds of ¥519.9 billion, mainly owing to a provisional bank borrowing related to TMSC.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥64.4 billion to ¥569.2 billion from the end of the previous year.

Outlook

As for the outlook in the third quarter onward, the U.S. economy is expected to continue to lead the recovery of the global economy while the outlook for the Japanese economy indicates a recovery trend supported by improved employment conditions. Looking at China, sluggish capital investment and other factors are expected to result in a continuation of the gradual economic slowdown. As for emerging economies, such as those of Southeast Asia, Brazil and Russia, despite signs of recovery that were mainly driven by domestic demand, the outlook indicates the need for more time before a true recovery takes hold. With regard to the European economy, the victory of the “Vote Leave” campaign in the U.K.’s EU referendum has led to growing concern over an economic slowdown in the region and, consequently, rising uncertainty about the degree of recovery that can be expected for the global economy.

In the businesses in which Canon is involved, demand for office MFDs is projected to expand moderately, mainly for color models, while demand in the laser printer market is expected to remain low for the time being. Despite the expected modest recovery in demand for interchangeable-lens digital cameras centered mainly on developed countries, projections for digital compact cameras indicate continued market contraction in all regions, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to continue to decline. As for industrial equipment, customers are expected to continue making capital outlays for semiconductor lithography equipment, FPD lithography equipment and OLED display manufacturing equipment, driven by increased demand for communication devices supporting the development of the IoT (Internet of Things) and for OLED displays. The network camera market is also expected to grow in response to increasing global safety and security needs.

With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥115 to the euro, representing appreciations of approximately ¥13 against the U.S. dollar and approximately ¥15 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration the prolonged economic slowdown in developing countries, along with the negative impact of the revised foreign exchange rate assumptions on sales and gross profit, Canon projects full-year consolidated net sales in 2016 of ¥3,520.0 billion, a year-on-year decrease of 7.4%; operating profit of ¥265.0 billion, a year-on-year decrease of 25.4%; income before income taxes of ¥280.0 billion, a year-on-year decrease of 19.4%; and net income attributable to Canon Inc. of ¥180.0 billion, a year-on-year decrease of 18.3%.

The impact of the acquisition of TMSC has not been included in the Consolidated Outlook for the reason that the clearance process by necessary competition regulatory authorities is still ongoing in some countries and regions outside Japan.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2016		Change	Year ended December 31, 2015	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	3,600,000	3,520,000	(80,000)	3,800,271	-7.4%
Operating profit	300,000	265,000	(35,000)	355,210	-25.4%
Income before income taxes	310,000	280,000	(30,000)	347,438	-19.4%
Net income attributable to Canon Inc.	200,000	180,000	(20,000)	220,209	-18.3%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥75.00 per share for the fiscal year 2016, half the amount of the annual dividend paid out in fiscal 2015, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2016	As of December 31, 2015	Change
ASSETS
Current assets:
Cash and cash equivalents	569,180	633,613	(64,433)
Short-term investments	22,387	20,651	1,736
Trade receivables, net	468,200	588,001	(119,801)
Inventories	479,262	501,895	(22,633)
Prepaid expenses and other current assets	233,595	313,019	(79,424)

Total current assets	1,772,624	2,057,179	(284,555)

Noncurrent receivables	27,419	29,476	(2,057)
Investments	719,675	67,862	651,813
Property, plant and equipment, net	1,158,529	1,219,652	(61,123)
Intangible assets, net	208,270	241,208	(32,938)
Goodwill	420,648	478,943	(58,295)
Other assets	307,658	333,453	(25,795)

Total assets	4,614,823	4,427,773	187,050

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	610,566	688	609,878
Trade payables	285,259	278,255	7,004
Accrued income taxes	33,423	47,431	(14,008)
Accrued expenses	264,751	317,653	(52,902)
Other current liabilities	167,411	171,302	(3,891)

Total current liabilities	1,361,410	815,329	546,081
Long-term debt, excluding current installments	710	881	(171)
Accrued pension and severance cost	266,165	296,262	(30,097)
Other noncurrent liabilities	77,496	130,838	(53,342)

Total liabilities	1,705,781	1,243,310	462,471

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,385	401,358	27
Legal reserve	66,021	65,289	732
Retained earnings	3,363,960	3,365,158	(1,198)
Accumulated other comprehensive income (loss)	(292,259)	(29,742)	(262,517)
Treasury stock, at cost	(1,010,416)	(1,010,410)	(6)

Total Canon Inc. shareholders’ equity	2,703,453	2,966,415	(262,962)

Noncontrolling interests	205,589	218,048	(12,459)

Total equity	2,909,042	3,184,463	(275,421)

Total liabilities and equity	4,614,823	4,427,773	187,050

	Millions of yen
	As of June 30, 2016	As of December 31, 2015
Notes:

1. Allowance for doubtful receivables	10,118	12,077
2. Accumulated depreciation	2,481,635	2,570,806
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(173,786)	87,038
Net unrealized gains and losses on securities	8,025	14,055
Net gains and losses on derivative instruments	2,571	182
Pension liability adjustments	(129,069)	(131,017)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2015	Change(%)

Net sales	860,246	974,406	-	11.7
Cost of sales	427,878	470,613

Gross profit	432,368	503,793	-	14.2
Operating expenses:
Selling, general and administrative expenses	287,208	315,388
Research and development expenses	76,564	83,693

	363,772	399,081

Operating profit	68,596	104,712	-	34.5
Other income (deductions):
Interest and dividend income	1,425	1,686
Interest expense	(341)	(260)
Other, net	11,312	(2,903)

	12,396	(1,477)

Income before income taxes	80,992	103,235	-	21.5

Income taxes	24,912	32,355

Consolidated net income	56,080	70,880
Less: Net income attributable to noncontrolling interests	2,632	2,685

Net income attributable to Canon Inc.	53,448	68,195	-	21.6

Results for the first half	Millions of yen
	Six months ended June 30, 2016	Six months ended June 30, 2015	Change(%)

Net sales	1,657,476	1,831,851	-	9.5
Cost of sales	820,362	889,494

Gross profit	837,114	942,357	-	11.2
Operating expenses:
Selling, general and administrative expenses	572,997	608,516
Research and development expenses	155,434	162,932

	728,431	771,448

Operating profit	108,683	170,909	-	36.4
Other income (deductions):
Interest and dividend income	2,532	3,273
Interest expense	(521)	(361)
Other, net	16,059	(9,305)

	18,070	(6,393)

Income before income taxes	126,753	164,516	-	23.0

Income taxes	41,457	58,784

Consolidated net income	85,296	105,732
Less: Net income attributable to noncontrolling interests	3,857	3,607

Net income attributable to Canon Inc.	81,439	102,125	-	20.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2015	Change(%)

Consolidated net income	56,080	70,880	-	20.9
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(178,795)	70,246
Net unrealized gains and losses on securities	(1,492)	4,115
Net gains and losses on derivative instruments	860	(1,988)
Pension liability adjustments	41	(353)

	(179,386)	72,020

Comprehensive income (loss)	(123,306)	142,900		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	(3,923)	7,216

Comprehensive income (loss) attributable to Canon Inc.	(119,383)	135,684		-

Results for the first half	Millions of yen
	Six months ended June 30, 2016	Six months ended June 30, 2015	Change(%)

Consolidated net income	85,296	105,732	-	19.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(270,258)	16,118
Net unrealized gains and losses on securities	(6,334)	4,587
Net gains and losses on derivative instruments	2,372	1,225
Pension liability adjustments	2,853	(658)

	(271,367)	21,272

Comprehensive income (loss)	(186,071)	127,004		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	(4,735)	7,956

Comprehensive income (loss) attributable to Canon Inc.	(181,336)	119,048		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the second quarter	Millions of yen
Sales by business unit	Three months ended June 30, 2016	Three months ended June 30, 2015	Change(%)
Office	456,396	536,954	-	15.0
Imaging System	287,543	332,534	-	13.5
Industry and Others	137,971	130,367	+	5.8
Eliminations	(21,664)	(25,449)		-

Total	860,246	974,406	-	11.7

	Millions of yen
Sales by region	Three months ended June 30, 2016	Three months ended June 30, 2015	Change(%)
Japan	168,535	175,537	-	4.0
Overseas:
Americas	247,072	292,824	-	15.6
Europe	236,774	277,197	-	14.6
Asia and Oceania	207,865	228,848	-	9.2

	691,711	798,869	-	13.4

Total	860,246	974,406	-	11.7

Results for the first half	Millions of yen
Sales by business unit	Six months ended June 30, 2016	Six months ended June 30, 2015	Change(%)
Office	910,748	1,066,085	-	14.6
Imaging System	522,359	595,192	-	12.2
Industry and Others	268,142	219,670	+	22.1
Eliminations	(43,773)	(49,096)		-

Total	1,657,476	1,831,851	-	9.5

	Millions of yen
Sales by region	Six months ended June 30, 2016	Six months ended June 30, 2015	Change(%)
Japan	337,076	340,680	-	1.1
Overseas:
Americas	471,320	541,799	-	13.0
Europe	456,659	523,156	-	12.7
Asia and Oceania	392,421	426,216	-	7.9

	1,320,400	1,491,171	-	11.5

Total	1,657,476	1,831,851	-	9.5

Notes:	1.

The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2.

The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2016	Six months ended June 30, 2015
Cash flows from operating activities:
Consolidated net income	85,296	105,732
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	122,372	131,977
Loss on disposal of fixed assets	3,163	2,396
Deferred income taxes	(2,982)	(1,740)
Decrease in trade receivables	67,738	60,974
Increase in inventories	(31,050)	(56,480)
Increase in trade payables	26,305	16,687
Decrease in accrued income taxes	(12,178)	(7,177)
Decrease in accrued expenses	(24,148)	(28,223)
Increase in accrued (prepaid) pension and severance cost	3,824	3,690
Other, net	2,867	(3,124)

Net cash provided by operating activities	241,207	224,712

Cash flows from investing activities:
Purchases of fixed assets	(100,700)	(117,501)
Proceeds from sale of fixed assets	2,095	2,103
Purchases of available-for-sale securities	(8)	(98)
Proceeds from sale and maturity of available-for-sale securities	407	183
(Increase) decrease in time deposits, net	(4,057)	51,936
Acquisitions of businesses, net of cash acquired	(9,226)	(241,386)
Purchases of other investments	(665,676)	(965)
Other, net	1,073	(278)

Net cash used in investing activities	(776,092)	(306,006)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	238	435
Repayments of long-term debt	(473)	(712)
Increase in short-term loans, net	610,000	-
Purchases of noncontrolling interests	(4,993)	(28,750)
Dividends paid	(81,905)	(92,806)
Repurchases and reissuance of treasury stock	(6)	803
Other, net	(2,978)	(2,535)

Net cash provided by (used in) financing activities	519,883	(123,565)

Effect of exchange rate changes on cash and cash equivalents	(49,431)	(12,756)

Net change in cash and cash equivalents	(64,433)	(217,615)

Cash and cash equivalents at beginning of year	633,613	844,580

Cash and cash equivalents at end of year	569,180	626,965

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2015	Change(%)
Office
Net sales:
External customers	455,858	536,282	-	15.0
Intersegment	538	672	-	19.9

Total	456,396	536,954	-	15.0

Operating cost and expenses	408,791	457,571	-	10.7

Operating profit	47,605	79,383	-	40.0

Imaging System
Net sales:
External customers	287,303	332,208	-	13.5
Intersegment	240	326	-	26.4

Total	287,543	332,534	-	13.5

Operating cost and expenses	244,320	282,045	-	13.4

Operating profit	43,223	50,489	-	14.4

Industry and Others
Net sales:
External customers	117,085	105,916	+	10.5
Intersegment	20,886	24,451	-	14.6

Total	137,971	130,367	+	5.8

Operating cost and expenses	137,472	133,444	+	3.0

Operating profit	499	(3,077)		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(21,664)	(25,449)		-

Total	(21,664)	(25,449)		-

Operating cost and expenses	1,067	(3,366)		-

Operating profit	(22,731)	(22,083)		-

Consolidated
Net sales:
External customers	860,246	974,406	-	11.7
Intersegment	-	-		-

Total	860,246	974,406	-	11.7

Operating cost and expenses	791,650	869,694	-	9.0

Operating profit	68,596	104,712	-	34.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen
	Six months ended June 30, 2016	Six months ended June 30, 2015	Change(%)
Office
Net sales:
External customers	909,498	1,064,781	-	14.6
Intersegment	1,250	1,304	-	4.1

Total	910,748	1,066,085	-	14.6

Operating cost and expenses	818,439	914,986	-	10.6

Operating profit	92,309	151,099	-	38.9

Imaging System
Net sales:
External customers	521,870	594,557	-	12.2
Intersegment	489	635	-	23.0

Total	522,359	595,192	-	12.2

Operating cost and expenses	459,518	515,585	-	10.9

Operating profit	62,841	79,607	-	21.1

Industry and Others
Net sales:
External customers	226,108	172,513	+	31.1
Intersegment	42,034	47,157	-	10.9

Total	268,142	219,670	+	22.1

Operating cost and expenses	268,265	230,586	+	16.3

Operating profit	(123)	(10,916)		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(43,773)	(49,096)		-

Total	(43,773)	(49,096)		-

Operating cost and expenses	2,571	(215)		-

Operating profit	(46,344)	(48,881)		-

Consolidated
Net sales:
External customers	1,657,476	1,831,851	-	9.5
Intersegment	-	-		-

Total	1,657,476	1,831,851	-	9.5

Operating cost and expenses	1,548,793	1,660,942	-	6.8

Operating profit	108,683	170,909	-	36.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Discontinue disclosure of “SEGMENT INFORMATION BY GEOGRAPHIC AREA”

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information, “SEGMENT INFORMATION BY GEOGRAPHIC AREA”, which is based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent. Sales information based on the location where the products is shipped to customers is available on page 9 “3. DETAILS OF SALES in II. Financial Statements”.

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

     None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	June 30, 2016	December 31, 2015	Change
Subsidiaries	327	317	10
Affiliates	5	5	-
Total	332	322	10

2.	Change in Group Entities

Subsidiaries
Addition:	13 companies
Removal:	3 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In November 2015, the Financial Accounting Standards Board issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. NOTE FOR NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Six months ended June 30, 2016
Net cash provided by operating activities	241.2
Net cash used in investing activities	(776.1)

Free cash flow	(534.9)

Canon Inc.

July 26, 2016

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2016

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2016			2015			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	96,434	190,538	-	96,594	191,754	379,277	-0.2%	-0.6%	-
Imaging System	42,252	77,197	-	48,582	86,736	198,739	-13.0%	-11.0%	-
Industry and Others	29,849	69,341	-	30,361	62,190	136,264	-1.7%	+11.5%	-
Total	168,535	337,076	731,300	175,537	340,680	714,280	-4.0%	-1.1%	+2.4%
Overseas
Office	359,424	718,960	-	439,688	873,027	1,728,969	-18.3%	-17.6%	-
Imaging System	245,051	444,673	-	283,626	507,821	1,063,928	-13.6%	-12.4%	-
Industry and Others	87,236	156,767	-	75,555	110,323	293,094	+15.5%	+42.1%	-
Total	691,711	1,320,400	2,788,700	798,869	1,491,171	3,085,991	-13.4%	-11.5%	-9.6%
Americas
Office	145,589	292,512	-	175,131	351,959	713,197	-16.9%	-16.9%	-
Imaging System	80,936	139,332	-	97,489	161,469	352,946	-17.0%	-13.7%	-
Industry and Others	20,547	39,476	-	20,204	28,371	78,279	+1.7%	+39.1%	-
Total	247,072	471,320	1,003,700	292,824	541,799	1,144,422	-15.6%	-13.0%	-12.3%
Europe
Office	141,234	280,398	-	176,078	343,581	680,619	-19.8%	-18.4%	-
Imaging System	79,444	145,805	-	86,026	157,074	335,312	-7.7%	-7.2%	-
Industry and Others	16,096	30,456	-	15,093	22,501	58,435	+6.6%	+35.4%	-
Total	236,774	456,659	953,700	277,197	523,156	1,074,366	-14.6%	-12.7%	-11.2%
Asia and Oceania
Office	72,601	146,050	-	88,479	177,487	335,153	-17.9%	-17.7%	-
Imaging System	84,671	159,536	-	100,111	189,278	375,670	-15.4%	-15.7%	-
Industry and Others	50,593	86,835	-	40,258	59,451	156,380	+25.7%	+46.1%	-
Total	207,865	392,421	831,300	228,848	426,216	867,203	-9.2%	-7.9%	-4.1%
Intersegment
Office	538	1,250	-	672	1,304	2,570	-19.9%	-4.1%	-
Imaging System	240	489	-	326	635	1,168	-26.4%	-23.0%	-
Industry and Others	20,886	42,034	-	24,451	47,157	95,293	-14.6%	-10.9%	-
Eliminations	(21,664)	(43,773)	-	(25,449)	(49,096)	(99,031)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	456,396	910,748	1,880,100	536,954	1,066,085	2,110,816	-15.0%	-14.6%	-10.9%
Imaging System	287,543	522,359	1,115,000	332,534	595,192	1,263,835	-13.5%	-12.2%	-11.8%
Industry and Others	137,971	268,142	612,400	130,367	219,670	524,651	+5.8%	+22.1%	+16.7%
Eliminations	(21,664)	(43,773)	(87,500)	(25,449)	(49,096)	(99,031)	-	-	-
Total	860,246	1,657,476	3,520,000	974,406	1,831,851	3,800,271	-11.7%	-9.5%	-7.4%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2016			2015			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	455,858	909,498	1,877,300	536,282	1,064,781	2,108,246	-15.0%	-14.6%	-11.0%
Intersegment	538	1,250	2,800	672	1,304	2,570	-19.9%	-4.1%	+8.9%
Total sales	456,396	910,748	1,880,100	536,954	1,066,085	2,110,816	-15.0%	-14.6%	-10.9%
Operating profit	47,605	92,309	211,900	79,383	151,099	290,586	-40.0%	-38.9%	-27.1%
% of sales	10.4%	10.1%	11.3%	14.8%	14.2%	13.8%	-	-	-
Imaging System
External customers	287,303	521,870	1,113,800	332,208	594,557	1,262,667	-13.5%	-12.2%	-11.8%
Intersegment	240	489	1,200	326	635	1,168	-26.4%	-23.0%	+2.7%
Total sales	287,543	522,359	1,115,000	332,534	595,192	1,263,835	-13.5%	-12.2%	-11.8%
Operating profit	43,223	62,841	140,000	50,489	79,607	183,439	-14.4%	-21.1%	-23.7%
% of sales	15.0%	12.0%	12.6%	15.2%	13.4%	14.5%	-	-	-
Industry and Others
External customers	117,085	226,108	528,900	105,916	172,513	429,358	+10.5%	+31.1%	+23.2%
Intersegment	20,886	42,034	83,500	24,451	47,157	95,293	-14.6%	-10.9%	-12.4%
Total sales	137,971	268,142	612,400	130,367	219,670	524,651	+5.8%	+22.1%	+16.7%
Operating profit	499	(123)	6,900	(3,077)	(10,916)	(13,079)	-	-	-
% of sales	0.4%	-0.0%	1.1%	-2.4%	-5.0%	-2.5%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(21,664)	(43,773)	(87,500)	(25,449)	(49,096)	(99,031)	-	-	-
Total sales	(21,664)	(43,773)	(87,500)	(25,449)	(49,096)	(99,031)	-	-	-
Operating profit	(22,731)	(46,344)	(93,800)	(22,083)	(48,881)	(105,736)	-	-	-
Consolidated
External customers	860,246	1,657,476	3,520,000	974,406	1,831,851	3,800,271	-11.7%	-9.5%	-7.4%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	860,246	1,657,476	3,520,000	974,406	1,831,851	3,800,271	-11.7%	-9.5%	-7.4%
Operating profit	68,596	108,683	265,000	104,712	170,909	355,210	-34.5%	-36.4%	-25.4%
% of sales	8.0%	6.6%	7.5%	10.7%	9.3%	9.3%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2016			2015			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	1,084	2,011	1,700	1,426	2,912	4,917	(342)	(901)	(3,217)
Forex gain (loss)	7,622	10,680	7,400	(7,600)	(15,526)	(22,149)	+15,222	+26,206	+29,549
Equity earnings of affiliated companies	242	511	800	6	307	447	+236	+204	+353
Other, net	3,448	4,868	5,100	4,691	5,914	9,013	(1,243)	(1,046)	(3,913)
Total	12,396	18,070	15,000	(1,477)	(6,393)	(7,772)	+13,873	+24,463	+22,772
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2016			2015
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	17%	16%	16%	16%	15%	16%
Color copiers	22%	21%	22%	21%	20%	20%
Printers	36%	37%	37%	41%	42%	41%
Others	25%	26%	25%	22%	23%	23%
Imaging System
Cameras	63%	61%	60%	66%	63%	62%
Inkjet printers	28%	30%	31%	25%	28%	29%
Others	9%	9%	9%	9%	9%	9%
Industry and Others
Lithography equipment	20%	23%	22%	23%	21%	24%
Others	80%	77%	78%	77%	79%	76%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2016
	2nd quarter	1st half	Year (P)
Office
Japan	-0.2%	-0.6%	-
Overseas	-8.4%	-10.7%	-
Total	-6.9%	-8.9%	-2.3%
Imaging System
Japan	-13.0%	-11.0%	-
Overseas	-2.9%	-4.2%	-
Total	-4.4%	-5.2%	-2.3%
Industry and Others
Japan	-1.7%	+11.5%	-
Overseas	+23.1%	+48.5%	-
Total	+10.2%	+25.3%	+21.8%
Total
Japan	-4.0%	-1.1%	+2.4%
Overseas	-3.4%	-4.1%	+1.0%
Americas	-4.9%	-5.7%	-1.4%
Europe	-5.9%	-6.0%	-0.2%
Asia and Oceania	+1.4%	+0.0%	+5.8%
Total	-3.5%	-3.6%	+1.3%
			(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2016		2015
	1st half	Year (P)	1st half	Year
ROE *1	5.7%	6.3%	6.8%	7.4%
ROA *2	3.6%	4.0%	4.5%	5.0%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates							(Yen)
	2016				2015
	2nd quarter	1st half	2nd half (P)	Year (P)	2nd quarter	1st half	Year
Yen/US$	108.08	111.28	105.00	107.96	121.47	120.39	121.13
Yen/Euro	121.94	124.33	115.00	119.39	134.47	134.19	134.20
							(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2016
	2nd quarter	1st half	Year (P)
US$	(41.7)	(55.9)	(157.8)
Euro	(20.9)	(31.0)	(99.5)
Other currencies	(13.2)	(19.9)	(51.6)
______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

    Total

	(75.8)	(106.8)	(308.9)
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2016
	2nd half (P)
On sales
US$	7.2
Euro	3.6
On operating profit
US$	2.6
Euro	1.5
	(P)=Projection

8. STATEMENTS OF CASH FLOWS					(Millions of yen)
		2016			2015
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Net cash provided by operating activities	126,585	241,207	477,000	125,260	224,712	474,724
Net cash used in investing activities	(55,863)	(776,092)	(892,000)	(272,285)	(306,006)	(453,619)
Free cash flow	70,722	(534,885)	(415,000)	(147,025)	(81,294)	21,105
Net cash used in financing activities	(50,835)	519,883	415,000	(28,962)	(123,565)	(210,202)
Effect of exchange rate changes on cash and cash equivalents	(31,661)	(49,431)	(43,600)	9,251	(12,756)	(21,870)
Net change in cash and cash equivalents	(11,774)	(64,433)	(43,600)	(166,736)	(217,615)	(210,967)
Cash and cash equivalents at end of period	569,180	569,180	590,000	626,965	626,965	633,613
						(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2016			2015
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office	23,987	49,956	-	27,246	54,618	105,298
Imaging System	23,092	46,706	-	23,449	44,888	90,236
Industry and Others	18,065	33,798	-	18,085	30,369	66,585
Corporate and Eliminations	11,420	24,974	-	14,913	33,057	66,381
Total	76,564	155,434	310,000	83,693	162,932	328,500
% of sales	8.9%	9.4%	8.8%	8.6%	8.9%	8.6%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2016			2015
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Increase in PP&E	40,526	90,990	195,000	58,829	104,031	195,120
Depreciation and amortization	62,162	122,372	255,000	67,561	131,977	273,327
						(P)=Projection

11. INVENTORIES

(1) Inventories			(Millions of yen)
	2016	2015	Difference
	Jun.30	Dec.31
Office	211,026	225,327	(14,301)
Imaging System	137,688	155,767	(18,079)
Industry and Others	130,548	120,801	+9,747
Total	479,262	501,895	(22,633)

(2) Inventories/Sales*			(Days)
	2016	2015	Difference
	Jun.30	Dec.31
Office	42	39	+3
Imaging System	48	43	+5
Industry and Others	106	86	+20
Total	53	47	+6
*Index based on the previous six months sales.

12. DEBT RATIO
	2016	2015	Difference
	Jun.30	Dec.31
Total debt / Total assets	13.2%	0.0%	+13.2%

13. OVERSEAS PRODUCTION RATIO
	2016	2015
	1st half	Year
Overseas production ratio	44%	48%

14. NUMBER OF EMPLOYEES
	2016	2015	Difference
	Jun.30	Dec.31
Japan	68,509	68,325	+184
Overseas	122,935	121,246	+1,689
Total	191,444	189,571	+1,873

- S5 -